HALEON

29 February 2024

2023 Full year results

Twelve months ended 31 December 2023 (unaudited)

Strong growth, with organic growth across all categories and regions; positive volume/mix

- Organic growth +8.0% with 7.0% price and 1.0% volume/mix
- FY revenue +4.1% to £11,302m, FX reduced revenue by 3.8% and M&A[3] impact was (0.1)%
- Power Brands +9.1% organic growth; 6 of the 9 Power Brands grew double digit
- 58% of our business gained or maintained market share[4]

Increased FY23 operating profit driven by positive operating leverage

- Adjusted operating profit increased 10.4% constant currency to £2,549m; Excluding M&A[3] impact adjusted operating profit was up 10.8% constant currency
- Adjusted operating profit margin 22.6%, up 50bps constant currency and 60bps excluding M&A[3], with the impact of FX (70)bps
- Reported operating profit +9.4% to £1,996m with significantly lower Separation and Admission costs partly offsetting negative FX
- Adjusted diluted EPS 17.3p, down 6.0% largely due to annualisation of interest costs and adverse FX

Strong cash flow reducing leverage, supporting dividend increase and share buyback

- FY net cash flow from operating activities was £2,100m, with Free cash flow of £1,575m
- Net debt at 31 December 2023 of £8,514m, with 3.0x net debt/adjusted EBITDA
- Proposed dividend payout of 35% (FY 2022: 30%); with a final dividend of 4.2p per ordinary share
- Going forward dividend to grow at least in line with adjusted earnings
- Announcing capital allocation of £500m for share buybacks in 2024

Evolution into an agile consumer health organisation

- Continued progress in the journey to be more agile, effective and efficient, accelerated post de-merger
- Our 3 year £300m productivity programme is on track, delivering efficiencies, increasing agility and supporting continued investment including in A&P
- Continued portfolio optimisation; with Lamisil sale completed in October and ChapStick[5] disposal announced in January 2024

Expect another year of strong growth in 2024, well placed over medium term

- Organic revenue growth expected to be 4-6%
- Positive operating leverage to deliver organic operating profit growth ahead of organic revenue growth
- Positioned well to deliver on medium term guidance
- Medium term target net debt/adjusted EBITDA of around 2.5x

Brian McNamara, Chief Executive Officer, said:

"I am very pleased with our results. We delivered strong organic growth of 8%, with Q4 organic growth over 6%. We saw positive volume/mix in the full year, up slightly in Q4, demonstrating continued resilience in challenging markets. Importantly, we saw organic growth across all regions and categories, with healthy momentum in our Power and Local Growth Brands. We gained or maintained share in 58% of our business, reflecting the relevance of our brands to consumers and strong execution. Constant currency operating profit grew 10.4%, ahead of revenue growth, as we drove positive operational leverage.

Within 18 months of our demerger, we reduced net debt by over £2 billion, bringing net debt/adjusted EBITDA down from c.4x to 3x, reflecting both strong cash conversion and financial discipline, underpinning an increased dividend payout and share buyback. Taken together, our results show consistent delivery on our financial commitments.

We will continue to actively manage our portfolio, with the agreement to dispose of ChapStick and Lamisil two examples, simplifying the business and increasing focus on our higher growth brands. Our productivity programme is progressing well and the savings from this will enable us to increase investment across the business, underpin operational leverage and support our evolution into a more agile organisation.

In 2024, we expect the operating environment to remain challenging. We are confident however, that we are well positioned to deliver on both guidance for 2024 and over the medium term."

Adjusted results[2]			Reported results		
Twelve months ended 31 December	**2023**	**vs 2022**		**2023**	**vs 2022**
Organic revenue growth		8.0%	Revenue	£11,302m	4.1%
Adjusted operating profit	£2,549m	10.4%[6]	Operating profit	£1,996m	9.4%
Adjusted operating profit margin	22.6%	50 bps[6]	Operating profit margin	17.7%	90 bps
Adjusted diluted earnings per share	17.3p	(6.0)%	Diluted earnings per share	11.3p	(1.7)%
Free cash flow	£1,575m	£(4)m	Net cash flow from operating activities	£2,100m	£37m

1. The commentary in this announcement contain forward-looking statements and should be read in conjunction with the cautionary note on page 22.
2. Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin, Adjusted diluted earnings per share and Free cash flow are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 22-31.
3. Net M&A (predominately the disposal of *Lamisil*) including the impact of Manufacturing Service Agreements (MSAs).
4. Market share statements throughout this report are estimates based on the Group's analysis of third party market data of revenue for FY 2023 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon's total revenue).
5. Under the terms of the transaction, Haleon will receive pre-tax cash proceeds of approximately $430 million, as well as a passive minority interest in the Suave Brands Company. At the time of entering into the binding agreement, this interest was valued at approximately $80 million.
6. Change at constant currency. Excluding the effects of acquisitions, divestments and MSAs, adjusted operating profit growth was 10.8% and adjusted operating profit margin was up 60 bps.
7. Ecommerce sales in this announcement are estimates based on the group's analysis of sales and third party customer data of online revenue for FY 2023.

2024 Outlook

For FY 2024 the Company expects
- Organic revenue growth of 4-6%
- Organic revenue growth in Q1 will be just below the lower end of this range given the tough comparatives relating to the strong cold and flu season in Q1 last year, as well as the China rebound and performance of Advil in Canada
- Organic operating profit growth* ahead of organic revenue growth
- The disposals of Lamisil, and ChapStick will dilute FY 2024 revenue and adjusted operating profit by c.1% and c.3% respectively, assuming ChapStick completes in Q2 2024
- Net interest expense of c. £320m
- Adjusted effective tax rate of 24-25%

Medium term guidance

Over the medium term the company expects
- Annual organic revenue growth of 4-6%
- Organic operating profit growth ahead of organic revenue growth*
- Net debt/adjusted EBITDA of around 2.5x
- Dividend to grow at least in line with adjusted earnings

*Given the ongoing portfolio optimisation, we have moved guidance to organic operating profit growth as we believe this is more relevant to understand business performance, as well as aligned with existing revenue guidance.

Evolution into an agile consumer health organisation

As a standalone company we are continuing to take advantage of opportunities to evolve at speed across productivity, growth and portfolio

- *Increasing agility and productivity across the business:* We continue to work on opportunities to optimise existing processes and structures to become more agile. We are well advanced and on track to deliver annualised gross cost savings of c. £300m largely in FY 2024 and FY 2025, with around one third of the benefit expected in FY 2024 and the remainder in FY 2025. These savings are expected to be partly reinvested in digitalisation, automation of processes, systems improvement, as well as increased brand investment and clinical R&D. We incurred c.£150m restructuring costs associated with this programme in FY 2023 and expect a further c.£150m in FY 2024 (consistent with prior guidance).
- *Growth and portfolio*: We continue to be proactive in managing our portfolio, and rigorous and disciplined where there are opportunities for bolt-on acquisitions and divestments. Consistent with this, we completed the sale of *Lamisil* on 31 October 2023 and announced a binding agreement for the sale of *ChapStick* on 25 January 2024 which is expected to complete in Q2 2024. Selling these brands allows us to accelerate growth, simplify our business and de-lever more quickly.

These initiatives will provide us the capacity to invest and fuel our confidence in delivering on our 2024 and medium term guidance.

Capital allocation

We have made significant progress against our guidance to be below 3x net debt/adjusted EBITDA during 2024, with high cash generation delivering FY 2023 leverage of 3.0x net debt/adjusted EBITDA (2022:3.6x).

Having achieved this immediate priority ahead of expectations we have reviewed our balance sheet efficiency and capital allocation priorities, and believe that the optimal leverage ratio over the medium term is around 2.5x net debt/adjusted EBITDA. We believe that this is the right leverage to enable the business to appropriately balance our capital allocation priorities of continued investment for growth, optionality for M&A, as well as providing attractive shareholder returns and sustaining a strong investment grade credit balance sheet.

Consistent with this approach and our confidence in the strength of cash generation, we have today announced that we expect to allocate £500m of capital to share buybacks in 2024. This leverages our strong cash position, expected savings from our productivity programme, and will also utilise cash proceeds from the disposals announced over the last 9 months. This reflects our focus on strong capital discipline and will partially mitigate the dilution from the brand disposals. We intend to execute the buybacks either on the open market or off-market if the opportunity arises.

Dividend

Reflecting the strength of the free cash flow and the progress in deleveraging since the demerger the Board is proposing a FY 2023 total dividend of 6.0p per ordinary share which represents a pay-out ratio of approximately 35% of FY 2023 adjusted earnings (ahead of prior commentary that this would represent an approximately 30% pay out). This includes a final dividend of 4.2p per ordinary share.

Subject to shareholder approval, the final dividend will be paid on 16 May 2024 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 15 March 2024 (the record date). The ex-dividend date is 14 March 2024. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline for the DRIP is 17 April 2024.

Going forward, subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.

Foreign exchange

Whilst we do not guide specifically on foreign exchange, assuming exchange rates as at 16th February 2024 were to hold for the rest of 2024, the estimated unfavourable translational foreign exchange impact would be c.(2)% on revenue and c.(3)% on adjusted operating profit. This is largely driven by year on year movements in the US Dollar and Euro exchange rates against Sterling.

Presentation for analysts and shareholders:

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Tobias Hestler, Chief Financial Officer, will be available shortly after 7am GMT (8am CET) on 29 February 2024 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9am GMT (10am CET).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:	+44 800 279 3956
US:	+1 866 291 4166
All other:	+44 (0) 207 107 0613
Passcode:	43700369

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial reporting calendar

Q1 2024 Trading Statement	1 May 2024
2024 Annual General Meeting	8 May 2024
HY 2024 Results	1 August 2024
Q3 2024 Trading Statement	31 October 2024

Enquiries
Investors

Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133		

Media

Email: investor-relations@haleon.com   Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Guiding strategy

Haleon is led by its purpose to deliver better everyday health with humanity.

A clear approach to deliver on our growth ambitions is built on a world class portfolio of category leading brands in a growing sector across an attractive geographic footprint. This leverages Haleon's competitive capabilities of combining deep human understanding with trusted science, along with strength in brand building and innovation, leading route to market and digital capabilities.

Haleon aims to outperform through a focus on increasing household penetration and capitalising on new and emerging growth opportunities across channels and geographies, underpinned by a strong focus on execution and financial discipline to improve profitability and sustain reinvestment in growth. Critically, running a responsible business, which is integral to all that we do, allows Haleon to reduce risk and support performance.

Taken together, this is expected to drive 4-6% organic annual revenue growth with organic operating profit growth ahead of this, whilst supporting our investment for growth, delivering consistent high cash conversion and maintaining a focus on our clear and disciplined capital allocation policy.

Business review - Delivering strong growth

The strength of Haleon's portfolio operating in an attractive sector combined with strong execution resulted in 8.0% organic growth during the year, with growth of Power Brands ahead of this at 9.1%. The Group's emerging markets which accounted for a third of revenue delivered growth of 14.5%, including double digit growth in China and high single digit growth in India. Developed markets, which are 67% of revenue saw 4.9% growth.

Across the portfolio and in the full year, 58% of Haleon's business gained or maintained market share.

Leading portfolio – performance driven by innovation, brand building and geographic and channel expansion

Revenue by product category for the twelve months ended 31 December:

	Revenue (£m)		Revenue change (%)	
	2023	**2022**	**Organic[1]**	**Reported**
Oral Health	3,136	2,957	10.6%	6.1%
VMS	1,640	1,675	0.9%	(2.1)%
Pain Relief	2,652	2,551	7.4%	4.0%
Respiratory Health	1,736	1,579	13.7%	9.9%
Digestive Health and Other	2,138	2,096	6.5%	2.0%
Group revenue	**11,302**	**10,858**	**8.0%**	**4.1%**

1. Definitions and calculations of non-IFRS measures can be found on pages 22 to 31.

In **Oral Health**, where revenue grew 6.1% to £3.1bn and organic revenue growth was 10.6%, Haleon continued to deliver market share gains, with all three Power Brands, *Sensodyne*, *parodontax* and *Polident/Poligrip* seeing double digit organic growth. Growth was supported by strong brand building campaigns and activation, key innovations and geographic expansion. Across *Sensodyne*, we launched *Sensodyne Pronamel Active Shield* which uses our most advanced enamel protection technology. This product builds on existing Pronamel technology by optimising the formulation to drive more fluoride into enamel, creating a remineralised surface that improves resistance to acidity. Initially launched in the first half of 2023 in the US, it is now in five markets and we will continue to roll this out in 2024 elsewhere. We also launched *parodontax Active Gum Repair* which has been clinically proven to help bleeding, swollen and inflamed gums to repair, helping reverse early gum problems. Early results show strong consumer uptake. In addition, we continued to see strong success from previous launches such as *Polident Max Hold Plus* which we launched in 2022 and is now present in over 25 markets driving strong growth of fixatives with consumption growing faster than the market.

In **Vitamins, Minerals and Supplements**, Haleon saw a 2.1% decline in revenue on a reported basis and grew 0.9% organically to £1.6bn. Organic growth in Q4 was 3.1% supported by strength in *Caltrate* and *Centrum*. Performance at *Emergen-C* was impacted by changes in consumer behaviour in the immunity subcategory, as consumers became less concerned about COVID-19 and where consumption has returned to pre-COVID-19 levels. *Centrum* delivered mid single digit growth for the year, and continued to benefit from leveraging its trusted science credentials driving growth in *Centrum Silver.* Following positive results from the three third party clinical studies demonstrating positive results on cognitive function of adults 65 years and older, we have successfully activated this claim with market share gains in the multivitamin segment.

We continued to expand our *Centrum* offering to new markets. Having launched *Centrum* in India through the e-commerce channel in October 2022 with a campaign to build awareness around multivitamin deficiency, we further expanded the portfolio to include *Benefit Blends. Centrum* remains the number one multivitamin on Amazon in India (by revenue). We are now expanding the reach of the brand in this market and taking it into bricks and mortar. During the year, we further expanded the *Centrum* range geographically into Sweden, and Middle East & Africa.

We continued to use our deep human understanding insights to evolve delivery formats and deliver new use occasions to make it easier for consumers to use our products. In the US, we launched *Emergen-C* crystals, a 'no-water needed' solution delivering key immune-supporting nutrients for adults and children which has performed well to date and was the #1 new innovation item in US in the Vitamin C and Immune Support vitamin segment in 2023.

In **Pain Relief**, revenue increased 4.0% on a reported basis with organic revenue growth of 7.4% resulting in £2.7bn of revenue. *Panadol* and *Fenbid* saw standout performance.

Panadol benefitted from a good season and saw strong growth in EMEA and Australia as a result of the success of the new 'Release starts here' campaign. This campaign leverages the overall brand franchise, at the same time as addressing specialist need states such as migraine, body pain, night and headache. We continued to launch natural variants across a number of markets to expand our reach, with these launches designed to engage with a younger consumer base. Recent launches have included *Panadol PanaNatra* which we launched in Australia with encouraging results providing a platform for future innovation. *Fenbid* sales increased by over 50%, driven by the cessation of selling restrictions following the end of COVID-19 lockdowns in China as well as high COVID-19 incidence following this. In the second half of the year, inventory was managed down to pre-pandemic levels.

In *Advil,* we further extended the range of *Advil Dual Action* to back pain, the third most common pain indication with positive consumer take up.

Haleon also launched *Voltaren Liquid Capsules* in Italy and expanded its penetration of 24 hour medicated patches. Furthermore, the brand launched Movement Coach in the UK, a digital health tool for people in pain and HaltungsCheck, an AI powered posture check tool built in conjunction with physiotherapists in Germany.

In **Respiratory Health**, revenue grew 9.9% to £1.7bn, with organic revenue growth of 13.7% reflecting strong growth, particularly in the first half given the strong cold and flu season at the start of the year, and growth of *Contac* in China following the end of COVID-19 lockdowns. Growth was supported by strong execution and innovation of *Theraflu*, and in particular *Theraflu Max +* which now comprise c. 25% of *Theraflu* sales in the US. Beyond this, we continued to see strong uplift from natural products launched in previous years such as *Theraflu ProNatural*. Across allergy, we expanded our offering with *Flonase Nighttime Allergy Relief* providing up to six hours relief from night time allergy symptoms. The Group continued to innovate, and towards the end of the year, launched *Otrivin Nasal Mist* in three European markets, Poland, Portugal and Greece. This new exclusive technology to Haleon delivers a more comfortable consumer experience, with the release of a wide, gentle mist, and an easier side actuation method which aids consumers with hand dexterity challenges.

Digestive Health and Other revenue increased 2.0% and grew 6.5% organically to £2.1bn, with mid single digit growth across its three areas comprising c.50% Digestive Health, c.25% Skin Health and c.25% Smoking Cessation brands. Growth in Digestive Health was underpinned by strength in *Tums* and *ENO* which both saw double digit growth that were partially offset by a decline in *Nexium*. In Skin Health, double digit growth in *Bactroban* in China was a key growth driver.

Marketing and in market effectiveness

Haleon Advertising and Promotion (A&P) spend was flat at actual exchange rates (AER) and up c.3% at constant currency (CER) for the year. We continued to drive further efficiencies, streamlining agencies for OTC and bringing production in house. During the year, we focused investment on key growth areas of the business, including mid single digit growth constant currency across Oral Health and Vitamins, Minerals and Supplements, partly offset by a decline in Respiratory Health. Additionally, spend was devoted towards key emerging markets including China and India, delivering strong return on investment. We expect growth in A&P spend constant currency in 2024 to be ahead of the rate in 2023.

During the year, a number of successful marketing campaigns supported performance with Haleon winning multiple awards globally across creative and design such as the Bronze European Effie for sustained success with the *parodontax* campaign.

In market, we continue to work on optimising route to market and strengthening relationships with our customers. In the US we were awarded Walgreens Supplier Award: 2023 Health & Wellbeing Expertise, leveraging shopper insights from data driven marketing, new activations and channels to best reach and serve acute and chronic pain suffering shoppers. In Asia-Pacific we continue to invest in mini shopper science lab facilities, and now have four of these complementing the main facility in Singapore strengthening insights on shopper and consumer understanding. We also won various supplier awards with AS Watsons across a number of markets in the region. In EMEA and LatAm, Haleon was chosen as the number one supplier in the Advantage survey, the global supplier survey, in Spain, Brazil and Hungary, and top tier in many other mass markets.

Increased channel penetration

E-commerce grew 17% to 10% of total sales, with the two largest markets US and China having seen growth of 15% and 19% respectively. Improved content, optimised media, increased investment in high traffic events as well as refreshed 'brand stores' contributed to growth. Increased penetration remains an opportunity for the Group and an area where we continue to invest.

Supported by strong execution and financial discipline

The business remains focused on driving sustainable growth and our growth agenda is fuelled by strong execution and disciplined cost management. This combined with sales growth and active portfolio management enables us to continue to invest in the business and deliver attractive returns.

At the start of 2023, we announced a programme to increase agility and productivity across the business, focused on optimising existing processes and structures. Examples of initiatives included restructuring a number of individual functions and refining processes to be fit for purpose and increase agility. We continue to expect that this programme will deliver annualised gross cost savings of c. £300m largely in FY 2024 and FY 2025.

During the year, the Group largely offset inflationary cost pressures through pricing and other initiatives. As a result, adjusted gross profit constant currency was up 7.3% and adjusted gross profit margin across the business was down 30bps constant currency at 61.9%. This was a result of the impact of higher input cost inflation in the first half of year which subsequently reduced through the year. Consequently, adjusted gross margin increased during the fourth quarter of the year.

We continue to evolve our supply chain initiatives to increase agility, and to ensure that Haleon can readily meet demand from consumers. During the year, this was best demonstrated in China, where *Fenbid* and *Contac* saw strong growth at the start of the year following the lifting of COVID-19 related restrictions towards the end of 2022. Despite tight labour conditions arising from COVID-19 outbreaks, Haleon was able to double its manufacturing output at its Tianjin facility to ensure adequate supplies of these products to Chinese consumers and hospitals. Strong collaboration with partners ensured raw material supply to our facility.

Across the business, Haleon undertook projects to rationalise SKUs and improve logistics productivity. Simultaneously, the business continued its insourcing initiatives, improved return on investment on promotional spend and optimised price-pack architecture across the portfolio.

In India we successfully transitioned to a new distribution model following the termination of the sales and distribution agreement with Hindustan Unilever Limited towards the end of the year.

Consistent with our strategy to be active in managing our portfolio, we announced that we had reached a licensing agreement with Futura Medical to exclusively commercialise the first FDA approved topical erectile dysfunction (ED) treatment for OTC use in US. We continue to advance the launch plans in the US to bring this product to market and will update on timing when appropriate.

Further to the completion of the *Lamisil* disposal to Karo Healthcare in 2023 for £235m, we also announced in January 2024, that we had reached an agreement to sell *ChapStick* to Suave Brands Company, a portfolio company of Yellow Wood Partners for $430m, along with a passive minority interest in the Suave Brands company, valued at c. $80m at the time of agreement.

Run a responsible business

Running a responsible business is one of our strategic priorities, and our responsible business strategy is committed to making everyday health more inclusive, reducing our environmental impact, and operating with ethical and responsible standards of business conduct.

Progressing against existing environmental targets

We aim to reduce our net Scope 1 and 2 carbon emissions by 100% by 2030, based on a 2020 baseline. In 2023 we reduced our Scope 1 and 2 emissions by 48% and maintained our use of 100% renewable electricity in our directly owned and controlled sites. Initiatives to further increase our use of renewable energy included additional solar generation at two sites and replacement of a gas boiler with fully integrated heat pumps, alongside projects to increase energy efficiency at several sites.

Given more than half of our value chain carbon emissions are upstream in purchased goods and services, our suppliers are critical to the reduction of our source to sale Scope 3 emissions. During the year, we launched our Supplier ESG Expectations outlining targets that we want our suppliers to meet to drive upstream decarbonisation, such as moving to renewable electricity, completing a third party validated product carbon footprint for products supplied to Haleon and developing a carbon reduction plan.

We are also working to make our packaging more sustainable, and target for all product packaging to be recycle-ready by 2025 where safety, quality and regulations permit. We achieved the milestone of producing one billion recycle-ready toothpaste tubes from their initial launch in 2020, two years ahead of plan and estimate that 70% of our packaging is now recycle ready. Moreover, we launched a number of innovations using recycled plastic content, including manufacturing *Centrum* in the US with up to 100% recycled plastic in the bottle (not including the cap).

Opportunity to make a difference with health inclusivity

Haleon aims to empower 50 million people a year to be more included in opportunities for better everyday health by 2025 and has made significant progress towards this goal with over 41 million empowered in 2023.

With a focus on empowering self-care, we continued to expand the reach of and content available on the Haleon Health Partner portal, an online database of tools and materials to support Health Professionals when they have conversations with patients. Our brands continue to take action with an aim to tackle barriers to health inclusivity. We launched the Advil Pain Equity project in the US with a long-term aim to help overcome the bias and prejudice that Black people in America experience when they seek pain management.

Building healthier communities is critical to making everyday health more inclusive. We identify opportunities where we can have the most impact providing local, and global, donations through monetary, product, time and in-kind. During the year, we supported several community initiatives and emergency response efforts. For instance, following the earthquakes in Turkey and Syria we supported the efforts of our global humanitarian partner, Direct Relief, along with a donation of health and hygiene products. The local Haleon team also worked in collaboration with the Turkish Dentist Association to distribute oral health products and establish Oral and Dental Health Service Units across 25 points in the 11 cities of the impacted region.

These examples represent only highlights of the ways our brands are bringing focus to Health Inclusivity through direct brand actions, support for Health Professionals and building actionable insights through research collaborations.

Geographical segment performance

Performance by geographical segment for the twelve months ended 31 December:

	Revenue (£m)		Revenue change (%)			
	2023	**2022**	**Reported**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**
North America	4,195	4,116	1.9%	2.7%	3.6%	(0.9)%
EMEA and LatAm	4,545	4,270	6.4%	12.6%	12.8%	(0.2)%
APAC	2,562	2,472	3.6%	9.0%	2.7%	6.3 %
Group	**11,302**	**10,858**	4.1%	8.0%	7.0%	1.0%

1. Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 22 to 31.

Adjusted operating profit by geographical segment for the twelve months ended 31 December:

	(£m)		YoY change	YoY constant currency[1]
	2023	**2022**	**2023**	**2023**
Group operating profit	1,996	1,825	9.4%	19.1%
Reconciling items between adjusted operating profit and operating profit[2]	553	647	(14.5)%	(14.1)%
Group Adjusted operating profit[1]	2,549	2,472	3.1%	10.4%
North America	1,107	1,070	3.5%	4.7%
EMEA and LatAm	1,010	977	3.4%	12.6%
APAC	541	506	6.9%	17.8%
Corporate and other unallocated	(109)	(81)	34.6%	6.1%
Group Adjusted operating profit[1]	2,549	2,472	3.1%	10.4%

1. Definitions and calculations of non-IFRS measures can be found on pages 22 to 31.
2. Reconciling items for these purposes are the Adjusting Items, which are defined under "*Use of Non-IFRS Measures*". A reconciliation between Operating profit and Adjusted operating profit is included under "*Use of Non-IFRS Measures*".

Adjusted operating profit margin by geographical segment for the twelve months ended 31 December:

	Adjusted operating profit margin (%)		YoY change	YoY constant currency[1]
	2023	**2022**	**2023**	**2023**
North America	26.4%	26.0%	0.4%	0.5%
EMEA and LatAm	22.2%	22.9%	(0.7)%	0.1%
APAC	21.1%	20.5%	0.6%	1.7%
Group[1]	22.6%	22.8%	(0.2)%	0.5%

1. Definitions and calculations of non-IFRS measures can be found on pages 22 to 31.
2. Reconciling items for these purposes are the Adjusting Items, which are defined under "*Use of Non-IFRS Measures*". A reconciliation between Operating profit and Adjusted operating profit is included under "*Use of Non-IFRS Measures*".

All commentary below refers to organic revenue growth unless otherwise stated.

North America

- Organic revenue growth was +2.7% with +3.6% price and -0.9% volume/mix
- During Q4, organic revenue growth was 3.5% with +2.8% price and +0.7% volume/mix. Organic growth in US was up mid-single digit and down double digit in Canada which was impacted from the lapping of exceptional growth in *Advil* in the prior year due to elevated RSV and Cold and Flu incidence particularly in children.
- Oral Health saw high-single digit growth in the year, with double digit growth in *Sensodyne* underpinned by strong performance from *Sensodyne Pronamel Active Shield* and *Sensodyne Sensitivity and Gum*. VMS declined mid-single digit driven by weakness in the immunity subcategory resulting in a double-digit decline in *Emergen-C*. *Centrum* declined low single digit, largely driven by performance in the fourth quarter from retailer stocking patterns. *Centrum Silver* continued to see strong performance following the activation of cognitive function claims. Respiratory Health revenue grew high-single digit reflecting a strong cold and flu season at the start of the year combined with a normal seasonal sell-in and good consumption in the second half. Pain Relief grew low-single digit with strength in *Excedrin* and *Voltaren* partly offset by lower growth in *Advil* given the tough comparative from strength last year in Canada. Digestive Health and Other revenue was flat reflecting low-single digit growth in Digestive Health offset by a decline in Skin Health.
- Adjusted operating profit increased 3.5% and 4.7% constant currency driven by pricing, strong cost management and a one-time tax credit which more than offset significant cost inflation in material and labour costs across the region. Adjusted operating margin expanded 40bps at AER and 50bps at CER to 26.4%.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

- Organic revenue grew +12.6% with +12.8% price and -0.2% volume/mix. There was a c. 3% impact to revenue from pricing in Turkey and Argentina, which impacted the overall Group by c. 1%.
- During Q4, organic revenue growth was +10.1% with +11.9% price and -1.8% volume mix.
- Oral Health, Respiratory Health and, Digestive Health and Other all grew double digit. In Oral Health, revenue was supported by double digit growth across all three Power Brands, *Sensodyne*, *parodontax* and *Polident/Poligrip.* VMS saw low-single digit growth with double digit growth in *Centrum* partly offset by a decline in some Local Brands. Pain Relief increased high-single digit driven by double digit

growth in *Panadol* given strength in Northern and Central & Eastern Europe, and low-single digit growth in *Voltaren* due to good growth in Middle East & Africa and Southern Europe. Respiratory Health saw strong demand in *Theraflu* particularly in Central & Eastern Europe as well as double digit growth in *Otrivin* due to growth in Middle East & Africa and Central & Eastern Europe. In Digestive Health and Other, there was double digit growth in Digestive Health, Smokers Health and Skin Health. In Digestive Health, *ENO* was particularly strong, and in Skin Health *Zovirax* also saw strong growth.

- Geographically, Latin America, Middle East & Africa and Central and Eastern Europe all saw strong double digit organic revenue growth which was driven by price. Southern Europe was up high -single digit with strength in Italy. Northern Europe was up mid-single digit with particularly strong performance in UK and recovered performance in Germany.

- Adjusted operating profit increased 3.4% and 12.6% constant currency driven by pricing and operational efficiency improvements that more than offset inflationary cost pressures. The impact of divestments was most pronounced in this region, negatively impacting adjusted operating profit growth by 80bps. Adjusted operating profit margin decreased by 70bps at AER to 22.2% and increased 10bps at CER.

Asia-Pacific (APAC)

- Organic revenue growth in APAC was +9.0% with +2.7% price and +6.3% volume/mix

- During Q4, organic revenue growth was +6.8% with +3.5% price and +3.3% volume/mix reflecting the lapping of the comparative in the prior year from COVID-19 incidences

- Respiratory Health and Pain Relief saw double digit growth with strong demand arising from sales of *Contac* and *Fenbid* during H1 following the cessation of COVID-19 related lockdowns in China. Inventory in both these products were pro-actively managed in H2 to normal pre-pandemic levels. In Pain Relief, performance was supported by *Voltaren* and *Panadol* with strong results in China and Australia respectively. Oral Health grew mid-single digit driven by mid-single digit growth in *Sensodyne*, with double digit growth in India and mid-single digit growth in China. *parodontax* also delivered double digit growth. VMS grew mid-single digit with *Centrum* and *Caltrate* both up mid-single digit. Digestive Health and Other increased mid-single digit.

- Geographically, performance was particularly strong in China, and up double digit given strength in *Fenbid* and *Contac* at the start of the year. India saw high single digit growth driven by continued strong growth in *Sensodyne*. Australia and New Zealand was up mid -single digit underpinned by *Panadol* performance and South East Asia & Taiwan also saw mid-single digit growth.

- Adjusted operating profit increased 6.9% and 17.8% constant currency driven by positive operating leverage from strong revenue growth combined with operational efficiencies which more than offset inflationary cost pressure. Adjusted operating margin increased by 60bps at AER to 21.1% or 170bps at CER.

Summary of financial performance (unaudited)

Income statement summary

Twelve months ended 31 December	2023 £m	2022 £m	% change
Total revenue	**11,302**	**10,858**	**4.1**
Gross profit	**6,747**	**6,577**	**2.6**
Adjusted gross profit[1]	7,001	6,772	3.4
Operating profit	**1,996**	**1,825**	**9.4**
Adjusted operating profit[1]	2,549	2,472	3.1
Profit before tax	**1,628**	**1,618**	**0.6**
Adjusted profit before tax[1]	2,181	2,265	(3.7)
Profit after tax attributed to shareholders of the Group	**1,049**	**1,060**	**(1.0)**
Adjusted profit after tax attributed to shareholders of the Group[1]	1,607	1,700	(5.5)
Diluted earnings per share[2]			
Reported (p)	11.3	11.5	(1.7)
Adjusted[1] (p)	17.3	18.4	(6.0)

1. Definitions and calculations of non-IFRS measures can be found on pages 22 to 31.
2. Earnings per share calculation for the period ended 31 December 2022 has been adjusted retrospectively as required by IAS 33 'Earnings per share' due to the increase in the number of ordinary shares outstanding as a result of the demerger activities that took place in July 2022. Diluted earnings per share for the period ended 31 December 2023 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares.

Revenue

Revenue increased 4.1% to £11,302m (FY 2022: £10,858m). Adverse foreign exchange had a £416m impact on total revenue. This was largely driven by Sterling strengthening against the Argentine Peso, Chinese Renminbi and other emerging market currencies. The net impact of M&A and MSAs had a £10m adverse impact largely from the disposal of *Lamisil* which completed in October 2023. Revenue grew 8.0% organically for FY 2023.

Gross profit

Reported gross profit increased by 2.6% to £6,747m (FY 2022: £6,577m) with gross margin down 90bps to 59.7%. Adjusted gross profit increased by 3.4% or 7.3% at constant currency to £7,001m (FY 2022: £6,772m) with Adjusted gross margin of 61.9% (FY 2022: 62.4%).

Adjusted gross profit was driven by pricing and ongoing supply chain, and manufacturing efficiency benefits. This helped offset higher commodity related costs and cost inflation which particularly impacted performance in the first half. During the second half of the year, these headwinds eased resulting in growth in adjusted gross profit margin in the fourth quarter.

Operating profit

Operating profit increased by 9.4% to £1,996m (FY 2022: £1,825m) and operating profit margin increased 90bps to 17.7% (FY 2022: 16.8%). Adjusted operating profit increased by 3.1% to £2,549m (FY 2022:

£2,472m) or 10.4% at constant currency. Excluding the impact of net M&A, adjusted operating profit increased 10.8%. Adjusted operating profit margin declined 20bps and increased 50bps at constant currency to 22.6%. Adjusted operating profit growth was driven by strong revenue growth partly offset by higher commodity and raw material costs, and cost inflation.

For the year, A&P spend was flat, and up c.3% at CER representing 17.9% of revenue (2022: 18.7%). A&P spend represented focused investment on key growth areas including mid-single digit growth (constant currency) in Oral Health and Vitamins, Minerals and Supplements, partly offset by a decline in Respiratory Health. Adjusted R&D expenditure was £297m (2022: £303m), down 2.0% and (0.7)% at CER representing a healthy level of spend into innovation and investment into a number of clinical studies resulting in 86 publications supporting our expert engagement and product claims.

Adjusting items within operating profit totalled £553m in FY 2023 (FY 2022: £647m) and primarily related to the amortisation and impairment of intangible assets of £224m (FY 2022: £172m), restructuring costs of £169m (FY 2022: £41m), separation and admission costs of £120m (FY 2022: £411m) and disposals and other items of £40m (FY 2022: £23m).

Net finance costs

Net finance costs were £368m (FY 2022: £207m). This reflected finance costs of £402m (FY 2022: £258m) primarily related to the annualisation of interest on the issuance of £9.2bn in notes in March 2022 and finance income of £34m (FY 2022: £51m).

Tax charge

The statutory tax charge of £517m (2022: £499m) represented an effective tax rate on IFRS results of 31.8% (2022: 30.8%). The 2023 tax charge includes a £155m non-cash charge related to intragroup transfers. The 2022 tax charge included a £102m non-cash charge due to the revaluation of US deferred tax liabilities given the increase in the blended rate of US state taxes that applies due to the demerger.

The tax charge on an Adjusted basis was £512m (2022: £506m) and the effective tax rate on an Adjusted results basis was 23.5% (2022: 22.3%).

Profit after tax

Profit after tax attributable to shareholders of the Group was £1,049m (FY 2022: £1,060m) and Adjusted profit after tax attributable to shareholders was £1,607m (FY 2022: £1,700m), down 5.5% at AER and up 2.5% at constant currency. The increase at constant exchange rates was driven by 10.4% growth in adjusted operating profit which was partly offset by the annualisation of interest costs and the higher tax rate described above.

This resulted in diluted earnings per share of 11.3p (FY 2022: 11.5p) and adjusted diluted earnings per share of 17.3p (FY 2022: 18.4p).

Net debt

At 31 December 2023, the Group's net debt was £8,514m. Net debt is calculated as follows:

	As at 31 December 2023	As at 31 December 2022
	£m	£m
Cash and cash equivalents	1,044	684
Short-term borrowings	(656)	(437)
Long-term borrowings	(8,800)	(10,003)
Derivative financial assets	88	94
Derivative financial liabilities	(190)	(206)
Net Debt	**(8,514)**	**(9,868)**

As of 31 December 2023, the Group's senior unsecured long-term credit rating was BBB from Standard and Poor's Global Ratings and Baa1 from Moody's.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2023 £m	2022 £m
Revenue	11,302	10,858
Cost of sales	(4,555)	(4,281)
Gross profit	**6,747**	**6,577**
Selling, general and administration	(4,413)	(4,483)
Research and development	(311)	(300)
Other operating (expense)/income	(27)	31
Operating profit	**1,996**	**1,825**
Finance income	34	51
Finance expense	(402)	(258)
Net finance costs	**(368)**	**(207)**
Profit before tax	**1,628**	**1,618**
Income tax	(517)	(499)
Profit after tax for the year	**1,111**	**1,119**
Profit attributable to shareholders of the Group	1,049	1,060
Profit attributable to non-controlling interests	62	59
Basic earnings per share (pence)	11.4	11.5
Diluted earnings per share (pence)	11.3	11.5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2023 £m	2022 £m
Profit after tax for the year	**1,111**	**1,119**
Other comprehensive (expenses)/income for the year		
Items that may be subsequently reclassified to income statement:		
Exchange movements on overseas net assets	(420)	598
Exchange movements on overseas net assets of non-controlling interests	(7)	(10)
Fair value movements on cash flow hedges	8	204
Reclassification of cash flow hedges to the income statement	(23)	(18)
Related tax on items that may be subsequently reclassified to the income statement[1]	4	(44)
Total	**(438)**	**730**
Items that will not be reclassified to income statement:		
Remeasurement gains on defined benefit plan	5	123
Related tax on items that will not be reclassified to the income statement	1	(29)
Total	**6**	**94**
Other comprehensive (expenses)/income, net of tax for the year	**(432)**	**824**
Total comprehensive income, net of tax for the year	**679**	**1,943**
Total comprehensive income for the period attributable to:		
Shareholders of the Group	624	1,894
Non-controlling interests	55	49

[1] Includes tax on fair value movements on cash flow hedges of £(2)m (2022: £(48)m), netted off by tax on reclassification of cash flow hedges to the income statement of £6m (2022: £4m).

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER (unaudited)

	2023 £m	2022 £m
Non-current assets		
Property, plant and equipment	1,780	1,757
Right of use assets	122	142
Intangible assets	26,855	28,436
Deferred tax assets	265	220
Post-employment benefit assets	36	25
Derivative financial instruments	65	44
Other non-current assets	114	132
Total non-current assets	29,237	30,756
Current assets		
Inventories	1,408	1,348
Trade and other receivables	1,856	1,881
Cash and cash equivalents	1,044	684
Derivative financial instruments	23	50
Current tax receivables	91	96
Asset held for sale	396	—
Total current assets	4,818	4,059
Total assets	34,055	34,815
Current liabilities		
Short-term borrowings	(656)	(437)
Trade and other payables	(3,526)	(3,621)
Derivative financial instruments	(40)	(31)
Current tax payables	(288)	(210)
Short-term provisions	(130)	(71)
Total current liabilities	(4,640)	(4,370)
Non-current liabilities		
Long-term borrowings	(8,800)	(10,003)
Deferred tax liabilities	(3,487)	(3,601)
Post-employment benefit obligations	(157)	(161)
Derivative financial instruments	(150)	(175)
Long-term provisions	(39)	(26)
Other non-current liabilities	(53)	(22)
Total non-current liabilities	(12,686)	(13,988)
Total liabilities	(17,326)	(18,358)
Net assets	16,729	16,457
Equity		
Share capital	92	92
Other reserves	(10,960)	(10,491)
Retained earnings	27,474	26,730
Shareholders' equity	16,606	16,331
Non-controlling interests	123	126
Total equity	16,729	16,457

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2023		**92**	**—**	**(10,491)**	**26,730**	**16,331**	**126**	**16,457**
Profit after tax		—	—	—	1,049	1,049	62	1,111
Other comprehensive (expenses)/income		—	—	(431)	6	(425)	(7)	(432)
Total comprehensive (expenses)/income		**—**	**—**	**(431)**	**1,055**	**624**	**55**	**679**
Distributions to non-controlling interests		—	—	—	—	—	(58)	(58)
Dividends to equity shareholders		—	—	—	(388)	(388)	—	(388)
Share-based incentive plans		—	—	—	76	76	—	76
Tax on share-based incentive plans		—	—	—	1	1	—	1
Purchase of shares by employee benefit trust		—	—	(38)	—	(38)	—	(38)
At 31 December 2023		**92**	**—**	**(10,960)**	**27,474**	**16,606**	**123**	**16,729**

	Note	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2022		**1**	**—**	**(11,184)**	**37,538**	**26,355**	**125**	**26,480**
Profit after tax		—	—	—	1,060	1,060	59	1,119
Other comprehensive income/(expenses)		—	—	740	94	834	(10)	824
Total comprehensive income		**—**	**—**	**740**	**1,154**	**1,894**	**49**	**1,943**
Issue of share capital of the former ultimate holding company		21,758	—	—	—	21,758	—	21,758
Capital reduction of the former ultimate holding company		(21,758)	—	—	—	(21,758)	—	(21,758)
Transactions between the former ultimate holding company and equity shareholder[1]		—	70	—	—	70	—	70
Effect of change of ultimate holding company		(1)	(70)	(47)	—	(118)	—	(118)
Transactions with equity shareholders[1]		—	—	—	(47)	(47)	—	(47)
Distributions to non-controlling interests		—	—	—	—	—	(48)	(48)
Dividends to equity shareholders[1]		—	—	—	(11,930)	(11,930)	—	(11,930)
Issue of share capital		11,543	10,607	—	—	22,150	—	22,150
Capital reduction		(11,451)	(10,607)	—	—	(22,058)	—	(22,058)
Share based incentive plans		—	—	—	15	15	—	15
At 31 December 2022		**92**	**—**	**(10,491)**	**26,730**	**16,331**	**126**	**16,457**

[1] Equity shareholders refer to GSK and Pfizer, which held equity interests of 68% and 32% in the Group respectively prior to the demerger.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2023 £m	2022 £m
Cash flows from operating activities		
Profit after tax	**1,111**	**1,119**
Taxation charge	517	499
Net finance costs	368	207
Depreciation of property, plant and equipment and right of use assets	201	180
Amortisation of intangible assets	108	107
Impairment and assets written off, net of reversals	200	143
Loss/(gain) on sale of intangible assets, property, plant and equipment and businesses	12	(30)
Share-based incentive plan expense	76	15
Other non-cash movements	(11)	9
Increase/(decrease) in pension and other provisions	70	(43)
Changes in working capital:		
Increase in inventories	(131)	(292)
Decrease/(increase) in trade receivables	38	(85)
Increase in trade payables	112	387
Net change in other receivables and payables	(126)	171
Taxation paid	(445)	(324)
Net cash inflow from operating activities	**2,100**	**2,063**
Cash flows from investing activities		
Purchase of property, plant and equipment	(234)	(304)
Purchase of intangible assets	(102)	(24)
Proceeds from sale of intangible assets	246	36
Purchase of business, net of cash acquired	(71)	–
Loans to related parties	-	(9,211)
Proceeds from settlement of amounts invested with GSK finance companies	-	700
Interest received	27	19
Net cash outflow from investing activities	**(134)**	**(8,784)**
Cash flows from financing activities		
Payment of lease liabilities	(55)	(45)
Interest paid	(404)	(163)
Dividends paid to shareholders	(388)	(2,682)
Distributions to non-controlling interests	(58)	(48)
Contribution from parent	-	18
Repayment of borrowings	(553)	(1,518)
Proceeds from borrowings	-	11,004
Purchase of shares by employee benefit trust	(38)	-
Other financing cash flows	(72)	345
Net cash (outflow)/inflow from financing activities	**(1,568)**	**6,911**
Increase in cash and cash equivalents and bank overdrafts	**398**	**190**
Cash and cash equivalents and bank overdrafts at the beginning of the year	611	406
Exchange adjustments	(15)	15
Increase in cash and cash equivalents and bank overdrafts	398	190
Cash and cash equivalents and bank overdrafts at the end of the year	**994**	**611**
Cash and cash equivalents and bank overdrafts at the end of the year comprise:		
Cash and cash equivalents	1,044	684
Overdrafts	(50)	(73)
Cash and cash equivalents and bank overdrafts at the end of the year	**994**	**611**

Appendix

The unaudited financial information shown in this preliminary results announcement was approved by the Board on 28 February 2024. The financial information set out in the preliminary results announcement does not constitute the Group's statutory accounts for the financial years ended 31 December 2023 or 31 December 2022. The financial information for the year ended 31 December 2022 is derived from the Annual Report and Form 20-F 2022 which was published on 20 March 2023. The auditor's report on the 2022 accounts is included within the annual report; their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under s498(2) or (3) of the Companies Act 2006. The audit of the Group's statutory accounts for the year ended 31 December 2023 is not yet complete. These 2023 statutory accounts will be finalised on the basis of the financial information presented by the Board in this preliminary results announcement. The 2023 statutory accounts will be delivered to the UK Registrar of Companies in due course.

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 202 to 210 in Haleon's Annual Report and Form 20-F 2022. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures (APMs) to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS and may not be directly comparable with similar measures used by other companies. Additionally, we are unable to present reconciliations of forward-looking information for non-IFRS measures because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Changes to APMs

In 2023, we introduced organic operating profit growth as a new APM. Organic operating profit growth differs from our presentation of adjusted operating profit growth as it is further adjusted for the effects of acquisitions, divestments, MSAs, and exchange rates. Management believes that presenting organic operating profit growth contributes to the understanding of the Group's performance in a meaningful and consistent way as well as aligning with our organic revenue growth measure. The new APM was effective from 1 January 2023 but we have presented alongside 2022 comparatives.

Beginning in 2024, our organic revenue growth calculation will cap pricing in excess of 26 percent per annum for countries experiencing hyperinflation. For Haleon, this will apply to Argentina and Turkey. Corresponding adjustments will be made to all income statement related lines when calculating organic growth changes.

Additionally, we are no longer presenting free cash flow conversion and net capital expenditure as APMs since they are simply a mathematical derivation of free cash flow in proportion to profit after tax and an aggregation of cash flow line items, respectively.

Adjusted Results

Adjusted Results comprise Adjusted cost of sales, Adjusted gross profit, Adjusted gross profit margin, Adjusted selling, general and administration (SG&A), Adjusted research and development (R&D), Adjusted other operating income/(expense), Adjusted operating expenses, Adjusted operating profit, Adjusted operating profit margin, Adjusted net finance costs, Adjusted profit before tax, Adjusted income tax, Adjusted effective tax rate, Adjusted profit after tax, Adjusted profit attributable to shareholders, Adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items).

We believe that Adjusted Results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

Adjusted Results include the benefits of restructuring programmes but exclude significant costs (such as significant legal, restructuring and transaction items). They should not be regarded as a complete picture of the Group's financial performance, which is presented in the Group's reported results. The exclusion of other Adjusting items may result in Adjusted Results being materially higher or lower than reported results. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted

Results will be higher than reported results.

Adjusting items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangible assets, excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs, when there is certainty that an acquisition will complete. It also includes the costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and admission costs

Costs incurred in relation to and in connection with separation, UK Admission registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the Exchange Act and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, the impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and Adjusted Results for the year ended 31 December 2023:

2023 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Revenue	11,302						11,302
Gross profit	6,747	224	26	—	4	—	7,001
Gross profit margin %	*59.7%*						*61.9%*
Operating profit	1,996	224	169	2	120	38	2,549
Operating profit margin %	*17.7%*						*22.6%*
Net finance costs	(368)	—	—	—	—	—	(368)
Profit before tax	1,628	224	169	2	120	38	2,181
Income tax	(517)	(53)	(35)	—	(29)	122	(512)
Effective tax rate %	*31.8%*						*23.5%*
Profit after tax for the year	1,111	171	134	2	91	160	1,669

The following table shows the adjusting items to reconcile cost of sales to Adjusted cost of sales.

2023 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Cost of sales	(4,555)	224	26	—	4	—	(4,301)
Cost of sales	**(4,555)**	**224**	**26**	**—**	**4**	**—**	**(4,301)**

The following table shows the adjusting items to reconcile operating expenses to Adjusted operating expenses among the relevant components thereof.

2023 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Selling, general and administration	(4,413)	—	129	2	116	6	(4,160)
Research and development	(311)	—	14	—	—	—	(297)
Other operating income/(expense)	(27)	—	—	—	—	32	5
Operating expenses	**(4,751)**	**—**	**143**	**2**	**116**	**38**	**(4,452)**

The following table shows the adjusting items to reconcile diluted earnings per share to Adjusted diluted earnings per share.

2023	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Profit attributable to shareholders (£m)	1,049	171	134	2	91	160	1,607
Weighted average number of shares (millions)	9,263						9,263
Diluted earnings per share (pence)	11.3	1.8	1.4	—	1.1	1.7	17.3

---

1. **Net amortisation and impairment of intangible assets**: includes impairment of intangible assets of £185m and amortisation of intangible assets excluding computer software of £39m.
2. **Restructuring costs:** includes amounts related to business transformation activities.
3. **Transaction-related costs:** includes amounts related to the acquisition of a manufacturing site.
4. **Separation and admission costs:** includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.
5. **Disposals and others:** includes net losses/(gains) on disposals of assets and businesses totalling £38m. The tax effect includes a £155m deferred tax charge related to intragroup transfers.

The following tables set out a reconciliation between IFRS and Adjusted Results for the year ended 31 December 2022:

2022 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Revenue	10,858	—	—	—	—	—	10,858
Gross profit	6,577	172	19	—	4	—	6,772
Gross profit margin %	60.6%						62.4%
Operating profit	1,825	172	41	8	411	15	2,472
Operating profit margin %	16.8%						22.8%
Net finance costs	(207)	—	—	—	—	—	(207)
Profit before tax	1,618	172	41	8	411	15	2,265
Income tax	(499)	(37)	(7)	(2)	(55)	94	(506)
Effective tax rate %	30.8%						22.3%
Profit after tax for the year	1,119	135	34	6	356	109	1,759

The following table shows the adjusting items to reconcile cost of sales to Adjusted cost of sales.

2022 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Cost of sales	(4,281)	172	19	—	4	—	(4,086)
Cost of sales	**(4,281)**	**172**	**19**	**—**	**4**	**—**	**(4,086)**

The following table shows the adjusting items to reconcile operating expenses to Adjusted operating expenses among the relevant components thereof.

2022 £m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Selling, general and administration	(4,483)	—	25	8	407	44	(3,999)
Research and development	(300)	—	(3)	—	—	—	(303)
Other operating income/(expense)	31	—	—	—	—	(29)	2
Operating expenses	**(4,752)**	**—**	**22**	**8**	**407**	**15**	**(4,300)**

The following table shows the adjusting items to reconcile diluted earnings per share to Adjusted diluted earnings per share.

2022	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction -related costs[3]	Separation and Admission costs[4]	Disposals and others[5]	Adjusted Results
Profit attributable to shareholders (£m)	1,060	135	34	6	356	109	1,700
Weighted average number of shares (millions)	9,239						9,239
Diluted earnings per share (pence)	11.5	1.4	0.4	0.1	3.8	1.2	18.4

1. **Net amortisation and impairment of intangible assets**: includes impairment of intangible assets of £129m and amortisation of intangible assets excluding computer software of £43m.
2. **Restructuring costs:** includes amounts related to business transformation activities.
3. **Transaction-related costs:** includes amounts related to the acquisition of a manufacturing site.
4. **Separation and admission costs:** includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.
5. **Disposals and others:** includes net gains on disposals of assets and businesses totalling £20m, offset by other items including a provision with respect to PPI litigation. The tax effect includes a £102m tax charge related to the revaluation of US deferred tax liabilities due to the increase in the blended rate of US state taxes expected to apply as a result of the demerger.

Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	2023	2022
Average rates:		
US$/£	1.24	1.24
Euro/£	1.15	1.17
CNY/£	8.81	8.31

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure production sites, and the impact of foreign currency exchange movements from one period to the next. The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives:

– Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

– Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.

– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.

– Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue and operating profit attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

− **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

− **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products in the period.

The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented.

	Geographical Segments			
2023 vs 2022 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**1.9**	**6.4**	**3.6**	**4.1**
Organic adjustments	—	0.2	—	0.1
Effect of exchange rates	0.8	6.0	5.4	3.8
Organic revenue growth	**2.7**	**12.6**	**9.0**	**8.0**
Price	3.6	12.8	2.7	7.0
Volume/Mix	(0.9)	(0.2)	6.3	1.0

	Geographical Segments				
2023 vs 2022 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth[1]	—	—	—	—	9.4
Adjusting items[1]	—	—	—	—	(14.5)
Adjusted operating profit growth[1]	**3.5**	**3.4**	**6.9**	**34.6**	**3.1**
Effect of exchange rates	1.2	9.2	10.9	(28.5)	7.3
Adjusted operating profit growth (CER)	**4.7**	**12.6**	**17.8**	**6.1**	**10.4**
Organic adjustments	0.1	0.8	(0.2)	0.0	0.4
Organic operating profit growth	**4.8**	**13.4**	**17.6**	**6.1**	**10.8**

	Geographical Segments			
2022 vs 2021 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**16.8**	**10.1**	**15.4**	**13.8**
Organic adjustments	0.3	0.9	(1.0)	0.2
Effect of exchange rates	(11.2)	(0.1)	(3.8)	(5.0)
Organic revenue growth	**5.9**	**10.9**	**10.6**	**9.0**
Price	2.9	6.4	2.6	4.3
Volume/Mix	3.0	4.5	8.0	4.7

2022 vs 2021 (%)	Geographical Segments				
	North America	EMEA and LatAm	APAC	Corporate and other unallocated	Total
Operating profit growth[1]	—	—	—	—	11.4
Adjusting items[1]	—	—	—	—	21.2
Adjusted operating profit growth[1]	29.2	1.8	9.8	5.2	13.8
Effect of exchange rates	(17.9)	(0.6)	(4.2)	(5.2)	(7.8)
Adjusted operating profit growth (CER)	11.3	1.2	5.6	—	6.0
Organic adjustments	0.2	1.3	(3.4)	—	(0.1)
Organic operating profit growth	11.5	2.5	2.2	—	5.9

[1] Calculated as year-on-year percentage change for the relevant line item.

2023 vs 2022 (%)	Market Categories				
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue growth	6.1	(2.1)	4.0	9.9	2.0	4.1
Organic adjustments	—	—	0.2	—	0.5	0.1
Effect of exchange rates	4.5	3.0	3.2	3.8	4.0	3.8
Organic revenue growth	10.6	0.9	7.4	13.7	6.5	8.0

2022 vs 2021 (%)	Market Categories				
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue growth	8.6	11.6	14.0	39.5	7.4	13.8
Organic adjustments	(0.3)	(0.2)	(0.4)	—	2.2	0.2
Effect of exchange rates	(2.7)	(6.4)	(4.7)	(6.9)	(6.7)	(5.0)
Organic revenue growth	5.6	5.0	8.9	32.6	2.9	9.0

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, Adjusting items (as defined), depreciation of property, plant and equipment and right-of-use assets, amortisation of computer software, impairment of property, plant and equipment, right-of-use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that Adjusted EBITDA provides useful information to understand and evaluate the Group's operating results.

The reconciliation between profit after tax for the year and Adjusted EBITDA for the years ended 31 December 2023 and 31 December 2022 is provided below:

£m	2023	2022
Profit after tax	**1,111**	**1,119**
Add back: Income tax	517	499
Less: Finance income	(34)	(51)
Add back: Finance expense	402	258
Operating profit	**1,996**	**1,825**
Net amortisation and impairment of intangible assets	224	172
Restructuring costs	169	41
Transaction-related costs	2	8
Separation and admission costs	120	411
Disposals and others	38	15
Adjusted operating profit	**2,549**	**2,472**
Add back: Depreciation of property, plant and equipment	152	142
Add back: Depreciation of rights of use assets	49	38
Add back: Amortisation of computer software	69	64
Add back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	12	14
Adjusted EBITDA	**2,831**	**2,730**

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2023 and 31 December 2022 is provided below:

£m	2023	2022
Net cash inflow from operating activities	2,100	2,063
Purchase of property, plant and equipment	(234)	(304)
Proceeds from sale of property, plant and equipment	—	—
Purchase of intangible assets	(102)	(24)
Proceeds from sale of intangible assets	246	36
Distributions to non-controlling interests	(58)	(48)
Interest paid	(404)	(163)
Interest received	27	19
Free cash flow	**1,575**	**1,579**

Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group's debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt to the different balance sheet items as at 31 December 2023 and 31 December 2022 is provided below.

£m	2023	2022
Short-term borrowings	(656)	(437)
Long-term borrowings	(8,800)	(10,003)
Derivative financial liabilities	(190)	(206)
Derivative financial assets	88	94
Cash and cash equivalents	1,044	684
Net debt	**(8,514)**	**(9,868)**